Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES ANOC™ JOINT VENTURE PROGRESS UPDATE

Vancouver, B.C. December 30, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces a progress update on its China joint venture ANOC TM.

The shareholders of ANOC TM have just completed registration of the joint venture company in Hong Kong (“Dr. Zhang All Natural & Zero Calorie Beverage and Foods Group (USA)”). GLG owns 80% and CAHFC owns 20%. Now that the holding company has been set up, the setup of two wholly owned subsidiaries in China can now proceed. One will be registered as ANOC (China) for production and management and one will be registered as ANOC (Shanghai) for marketing and sales.

Hong Kong was selected as the best jurisdiction for the ANOC TM JV based on benefits including the preferential dividend withholding tax rate offered by the China-Hong Kong tax treaty (5%), Hong Kong’s expanding tax treaty network with other Asian countries, its proximity to China, its mature capital market and business environment, and its favorable tax regime. Hong Kong is renowned for its business environment and low domestic tax. Also, in general, Hong Kong does not tax non-Hong Kong source income (such as dividends received from its Chinese subsidiary) and does not levy withholding tax on dividends paid to non residents of Hong Kong.

GLG Chairman and CEO Dr. Luke Zhang stated, “This is the first step for our ANOC TM JV development. We have carefully laid out the future plan for our ANOCTM JV including the selection of the best jurisdiction to set up the joint venture. We can move onto the important setup of the two China subsidiaries that will be the key ANOC operating subsidiaries.”

Mr. Song Xiankun, Chairman and President of CAHFC said, “Hong Kong is one of the most important business and financing centers in the world. There are many different type of investors working in Hong Kong who come from North America, Europe, mainland China and Southeast Asia. Most of these investors have a deep understanding of Chinese culture and the Chinese market. We look forward to working with these investors as well as Hong Kong local investors for the development of our all natural, zero calorie beverage and food products in China first and then for possible expansion into Asia.”.

China’s food and beverage industry has experienced a greater than 20% annual growth rate from 2002 to 2009 with the industry growing from approximately RMB900 billion to RMB4.7 trillion (equivalent to US$693 billion) in 2009. As China’s middle class continues to develop, this is expected to fuel consumption growth in the China food and beverage industry. The Freedonia Group estimates that the China beverage market will grow from 105,750 million liters in 2007 to 199,500 million liters in 2017.

GLG also sees issues relating to obesity and diabetes in China as important for the joint venture's products. China became the world's second largest country, in terms of the number of diabetic patients (India is largest), with 92 million cases reported in 2009 (up from 10 million in 1987). China's Ministry of Health has also reported that there are currently 350 million people considered over weight and 70 million people considered obese. Adult Chinese male obesity patients are currently increasing about 1.2% every year, surpassing the obesity growth rates in the USA, the UK and Australia.

ANOCTM plans to launch its initial products in the first quarter of 2011 through a number of nationally distribution channels who have been recruited by CAHFC in the past six months as well as through a network of 600 ANOCTM stores in major cities that has also been developed in 2009 by CAHFC.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About ANOC Joint Venture
The ANOC joint venture will focus on the sale and distribution of all natural and zero-calorie beverage and food products in China that are sweetened with GLG stevia extracts. ANOC will focus on the development of the all natural zero calorie brand of food and beverages (ANOCTM) and the establishment of sales and distribution of the ANOCTM products nationally in China. GLG will hold an 80% controlling stake in ANOC and CAHFC will hold 20%. Dr. Luke Zhang will be the CEO of ANOC and will be supported by an experienced team of senior executives recruited by CAHFC from the beverage industry in China.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.